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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

IMMEDIATEK, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45252S 20 7
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45252S 20 7	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Radical Holdings LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,348,038(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

9,348,038(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,348,038(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto and as amended by that certain First Amendment to Securities Purchase Agreement, dated March 3, 2006. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,348,038 shares of common stock is based upon 492,002 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 100-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Radical Management LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,348,038(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

9,348,038(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,348,038(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto and as amended by that certain First Amendment to Securities Purchase Agreement, dated March 3, 2006. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,348,038 shares of common stock is based upon 492,002 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 100-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Radical Investments LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,348,038(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1)	Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto and as amended by that certain First Amendment to Securities Purchase Agreement, dated March 3, 2006. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,348,038 shares of common stock is based upon 492,002 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 100-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Radical Fund Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,348,038(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto and as amended by that certain First Amendment to Securities Purchase Agreement, dated March 3, 2006. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,348,038 shares of common stock is based upon 492,002 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 100-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	6	of	17

1	NAMES OF REPORTING PERSONS: Radical Incubation LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,348,038(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

(1)	Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto and as amended by that certain First Amendment to Securities Purchase Agreement, dated March 3, 2006. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,348,038 shares of common stock is based upon 492,002 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 100-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	7	of	17

1	NAMES OF REPORTING PERSONS: Radical Incubation Management LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,348,038(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

(1)	Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto and as amended by that certain First Amendment to Securities Purchase Agreement, dated March 3, 2006. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,348,038 shares of common stock is based upon 492,002 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 100-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	8	of	17

1	NAMES OF REPORTING PERSONS: Mark Cuban

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,348,038(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	95.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Represents shares of common stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that Radical Holdings LP has the right to purchase pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of January 24, 2006, by and among Immediatek, Inc., Radical Holdings LP and the other parties thereto and as amended by that certain First Amendment to Securities Purchase Agreement, dated March 3, 2006. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of Radical Holdings LP, collectively, into that number of full shares of common stock representing 95% of the total voting power of all outstanding capital stock of Immediatek, Inc. after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,348,038 shares of common stock is based upon 492,002 shares of common stock outstanding on a fully diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 100-for-1 reverse stock split of the common stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	9	of	17
     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D jointly filed by Radical Holdings LP, Radical Management LLC, Radical Investments LP, Radical Fund Management LLC, Radical Incubation LP, Radical Incubation Management LLC and Mark Cuban with the Securities and Exchange Commission (the “Commission”) on February 3, 2006 (as amended and supplemented, the “Schedule 13D”) relating to the common stock, $0.001 par value per share, of Immediatek, Inc., a Nevada corporation. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer
     Item 1 is hereby amended and restated in its entirety to read as follows:
     This Statement on Schedule 13D (as amended and supplemented, this “Statement” or this “Schedule 13D”) relates to 9,348,038 shares of common stock, $0.001 par value per share (the “Common Stock”), of Immediatek, Inc., a Nevada corporation (the “Company”). The 9,348,038 shares of Common Stock represent shares of Common Stock that are issuable upon conversion of 4,392,286 shares of Series A Convertible Preferred Stock that the Partnership (as defined below) has the right to purchase pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, dated as of January 24, 2006, by and among the Company, the Partnership and the other parties thereto and as amended by that certain First Amendment to Securities Purchase Agreement, dated as of March 3, 2006 (as amended, the “Securities Purchase Agreement”). The shares of Series A Convertible Preferred Stock are convertible at any time at the option of the Partnership, collectively, into that number of full shares of Common Stock representing 95% of the total voting power of all outstanding capital stock of the Company after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The 9,348,038 shares of Common Stock is based upon 492,002 shares of Common Stock outstanding on a fully-diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock and after giving effect to a 100-for-1 reverse stock split of the Common Stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock.
     The Company’s principal executive office is located at 10488 Brockwood Road, Dallas, Texas 75238.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on March 8, 2006, was 32,394,655. Additionally, based upon information provided to the Reporting Persons by the Company, there will be 492,002 shares of Common Stock outstanding on a fully-diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock by the Partnership and after giving effect to the 100-for-1 reverse stock split of the Common Stock, which is required to be consummated prior to the purchase of the Series A Convertible Preferred Stock. The calculation of the number of shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock, and reported herein, is based upon 492,002 shares of Common Stock outstanding on a fully-diluted basis immediately prior to the purchase of the Series A Convertible Preferred Stock.

CUSIP No.	45252S 20 7	Page	10	of	17
     Pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement, the Partnership has the right to purchase 4,392,286 shares of Series A Convertible Preferred Stock of the Company. The shares of Series A Convertible Preferred Stock are convertible at any time at the option of the Partnership, collectively, into that number of full shares of Common Stock representing 95% of the total voting power of all outstanding capital stock of the Company after giving effect to the conversion. The conversion price of the Series A Convertible Preferred Stock is subject to adjustment to effect such result upon conversion. The form of Certificate of Designation (the “Certificate of Designation”), which describes the terms of the Series A Convertible Preferred Stock, is attached as Exhibit A to the First Amendment to Securities Purchase Agreement, a copy of which is filed as Exhibit 1.2 to this Schedule 13D and incorporated herein by reference.
     The General Partner, as the general partner of the Partnership, has the power to vote, or to direct the vote of, and the power to dispose, or to direct the disposition of, the shares of Series A Convertible Preferred Stock and the shares of Common Stock acquirable upon conversion of the Series A Convertible Preferred Stock on behalf of the Partnership. The General Partner, Investments LP, Investments GP, Incubation LP, Incubation GP, the Principal and the Officers may be deemed to have beneficial ownership of these securities. The General Partner, Investments LP, Investments GP, Incubation LP, Incubation GP, the Principal and the Officers disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interests therein.
     Except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended and restated in its entirety to read as follows:
     As described under Item 5. above, the Partnership has the right to purchase 4,392,286 shares of Series A Convertible Preferred Stock, which are, collectively, convertible at any time at the option of the Partnership into that number of full shares of Common Stock representing 95% of the total voting power of all outstanding capital stock of the Company after giving effect to the conversion, pursuant to, and under the terms and conditions set forth in, the Securities Purchase Agreement. A copy of the Securities Purchase Agreement is attached as Exhibit 1.1 to this Schedule 13D and a copy of the First Amendment to Securities Purchase Agreement is attached as Exhibit 1.2 to this Schedule 13D.
     Pursuant to the Securities Purchase Agreement, each of Zach Bair and Paul Marin, Chief Executive Officer and Chief Operating Officer of the Company, respectively, agreed that:
     (i) he shall, and he shall cause his affiliates and related persons to, cooperate fully with the Company and the Partnership to consummate the purchase and sale of the Series A Convertible Preferred Stock;
     (ii) he shall execute a release in favor of the Company and its subsidiaries;

CUSIP No.	45252S 20 7	Page	11	of	17
     (iii) he shall not transfer any of his shares of Common Stock or grant any proxies or enter into any voting trust or other agreement or understanding with respect to the voting of his shares of Common Stock; and
     (iv) at any meeting of the stockholders or pursuant to any action taken by written consent, he will vote in favor of, or consent to, the adoption of the Securities Purchase Agreement and the approval of the transactions contemplated thereby and vote against, or not consent to, any action that is intended, or could be reasonably be expected, to impede, frustrate, interfere with, impair, delay, adversely affect or prevent the consummation of the transactions contemplated by the Securities Purchase Agreement.
     The Securities Purchase Agreement contains certain requirements and conditions that the Company must satisfy in order for the Partnership to purchase the shares of the Series A Convertible Preferred Stock. The primary conditions and requirements are:
     (a) The Company must agree to, and effect, a one hundred-for-one reverse stock split of its issued and outstanding Common Stock prior to the closing;
     (b) The Company must amend its Articles of Incorporation to:
          (i) remove the stockholder preemptive rights currently granted by the Company’s Articles of Incorporation;
          (ii) provide that the Company’s Board of Directors shall have the authority to determine the rights, attributes and preferences of any preferred stock to be issued by the Company; and
          (iii) authorize the reverse stock split described in item (a) immediately above;
     (c) The Company must file a certificate of designation containing the terms of the Series A Convertible Preferred Stock;
     (d) The Company or certain of its employees must enter into certain agreements, including, among others, employment agreements, non-competition agreements, the Investor’s Rights Agreement (described below) and non-disclosure agreements;
     (e) All outstanding obligations and accounts payable of the Company and its subsidiaries must be subject to binding repayment agreements pursuant to which they will be paid or converted into Common Stock at or prior to closing;
     (f) Any and all anti-dilution rights currently held by any stockholder must be waived; and
     (g) The Company must take certain other actions that are subject to the Partnership’s reasonable satisfaction.
     In connection with, and as a condition to, the purchase of the Series A Convertible Preferred Stock under the Securities Purchase Agreement, the Company, the Partnership and Messrs. Bair and Marin will enter into an Investor’s Rights Agreement (the “Investor’s Rights Agreement”). The Investor’s Rights Agreement grants the Partnership certain demand, piggy-back and shelf registration rights and sets forth the procedures pursuant to which those rights may be exercised and effected. The Investor’s Rights Agreement also grants the Partnership rights of

CUSIP No.	45252S 20 7	Page	12	of	17
first refusal to purchase any or all of the securities of the Company that Messrs. Bair or Marin propose to sell or otherwise transfer on the same terms and conditions as the proposed sale or transfer by them. Further, the Investor’s Rights Agreement provides that Messrs. Bair and Marin are prohibited from selling or otherwise transferring any securities of the Company owned by them for a period of three years. After three years, they can sell or otherwise transfer only half of the securities owned by them. If, however, either Messrs. Bair or Marin is terminated for a reason other than cause, he can sell a total of 10% of the securities owned by him in any given month. The form of Investor’s Rights Agreement is attached as Exhibit D to the Securities Purchase Agreement, a copy of which is attached as Exhibit 1.1 to this Schedule 13D.
     Pursuant to the Investor’s Rights Agreement and the terms of the Series A Convertible Preferred Stock, which are described in the Certificate of Designation, for so long as any shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement remain outstanding, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding shall have the right to designate all the persons to serve as directors on the Board of Directors of the Company and its subsidiaries. If the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding choose not to designate any directors, the holders of a majority-in-interest of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding may appoint a designee to serve as an observer at all meetings of the Company’s or its subsidiaries’ Board of Directors and committees thereof.
     The Certificate of Designation and the Investor’s Rights Agreement provide that, unless the directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement control the Board of Directors of the Company with respect to all actions, for so long as any shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement remain outstanding, except where the vote or written consent of the holders of a greater number of shares of the Company is required by law or by the Company’s Articles of Incorporation, and in addition to any other vote required by law or by the Company’s Articles of Incorporation, the Company shall not, and the Company shall cause its subsidiaries not to, as applicable, without the prior vote or written consent of the holders of at least 75% of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding:
     (i) amend the articles or bylaws in any manner that would alter or change any of the rights, preferences, privileges or restrictions of the Series A Convertible Preferred Stock or the shares issuable upon conversion of the Series A Convertible Preferred Stock;
     (ii) reclassify any outstanding securities into securities having rights, preferences or privileges senior to, or on a parity with, the Series A Convertible Preferred Stock;
     (iii) authorize or issue any additional shares of capital stock (other than to holders of the Series A Convertible Preferred Stock);
     (iv) merge or consolidate with or into any corporation or other person;
     (v) sell all or substantially all their respective assets in a single transaction or series of related transactions;

CUSIP No.	45252S 20 7	Page	13	of	17
     (vi) license all or substantially all of their respective intellectual property in a single transaction or series of related transactions;
     (vii) liquidate or dissolve;
     (viii) alter any rights of the holders of the Series A Convertible Preferred Stock or change the size of the Board of Directors;
     (ix) declare or pay any dividends (other than dividends payable to the Company or its subsidiaries) on or declare or make any other distribution, directly or indirectly, on account of any shares of Common Stock now or hereafter outstanding;
     (x) repurchase any outstanding shares of capital stock;
     (xi) approve or modify by 10% or more the aggregate amount of any annual or other operating or capital budget, or approve or modify by 50% or more any single line item of any such operating or capital budget;
     (xii) increase the salary of any officer or employee or pay any bonus to any officer, director or employee not contemplated in a budget or bonus plan approved by directors designated by the holders of the shares of the Series A Convertible Preferred Stock originally issued under the Securities Purchase Agreement then outstanding;
     (xiii) retain, terminate or enter into any salary or employment negotiations or employment agreement with any employee or any future employee;
     (xiv) incur indebtedness (other than trade payables) or enter into contracts or leases that require payments in excess of $5,000 in the aggregate;
     (xv) make or incur any single capital expenditure;
     (xvi) award stock options, stock appreciation rights or similar employee benefits or determine vesting schedules, exercise prices or similar features;
     (xvii) make any material change in the nature of its business or enter into any new line of business, joint venture or similar arrangement;
     (xviii) pledge its assets or guarantee the obligations of any other individual or entity;
     (xix) recommend approval of any new equity incentive plan;
     (xx) form or acquire any subsidiary, joint venture or similar business entity; or
     (xxi) directly or indirectly enter into, or permit to exist, any material transaction with any affiliate of the Company, any director or officer or any affiliate of a director or officer, or transfer, pay, loan or otherwise obligate the Company to give cash, services, assets or other items of value to affiliates, officers or directors or any affiliate of a officer or director or commit to do any of the preceding, except for employee compensation or for reimbursement of ordinary business expenses.

CUSIP No.	45252S 20 7	Page	14	of	17
     The proceeds from the sale of the Series A Convertible Preferred Stock are required to be utilized by the Company in the following priority:
     · an amount necessary to satisfy all liabilities, accounts payable or other obligations of the Company and its subsidiaries arising prior to the closing of the purchase and sale of the Series A Convertible Preferred Stock, which is estimated, as of the date of this Schedule 13D, to be $1.7 million; and
     · any amounts remaining after the foregoing bullet point will be used for working capital and other obligations, which is estimated, as of the date of this Schedule 13D, to be $1.3 million.
     The Partnership may, from time to time, in its sole discretion, prior to the closing of the purchase and sale of the Series A Convertible Preferred Stock, loan funds to the Company, subsidiaries of the Company or their respective affiliates to pay outstanding liabilities, accounts payable or other obligations and to provide necessary funds to operate its business. Any funds loaned to the Company, subsidiaries of the Company or their respective affiliates are required: (i) to be applied in strict accordance with the uses approved by the Partnership, (ii) if the closing of the purchase and sale of the Series A Convertible Preferred Stock occurs, to be fully credited towards the aggregate purchase price of the Series A Convertible Preferred Stock, and (iii) if the Securities Purchase Agreement is terminated for any reason whatsoever, to be repaid in full to the Partnership, without interest and without deduction thereon, within thirty (30) days following the date of the termination of the Securities Purchase Agreement. In the event that any funds loaned to the Company, subsidiaries of the Company or their respective affiliates are not repaid pursuant to item (iii) immediately above, the Company will, and shall cause its subsidiaries to, make in favor of the Partnership, a non-interest bearing note in the aggregate amount loaned by the Partnership to the Company, subsidiaries of the Company or their respective affiliates and grant the Partnership a security interest in all the assets of the Company and subsidiaries of the Company to secure the repayment of all the amounts due and payable under such note or notes. Such note or notes shall have a term of ninety (90) days, and such note or notes and security agreement shall be in a form reasonably satisfactory to the Partnership. As of the date of this Schedule 13D, the Partnership has loaned to the Company and its subsidiaries an aggregate of $287,000.
     The above summary description of the Securities Purchase Agreement, the Certificate of Designation and the Investor’s Rights Agreement is not intended to be complete and is qualified in its entirety to the full text of those agreements, which are incorporated herein by reference. The terms of the Series A Convertible Preferred Stock are described in greater detail in the Certificate of Designation, the full text of which is incorporated herein by reference. A copy of the Securities Purchase Agreement is attached as Exhibit 1.1 to this Schedule 13D. A copy of the form of Investor’s Rights Agreement is attached as Exhibit D to the Securities Purchase Agreement. A copy of the form of the Certificate of Designation is attached as Exhibit A to the First Amendment to Securities Purchase Agreement, which is attached as Exhibit 1.2 to this Schedule 13D.
     Except for the items described in response to this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.	45252S 20 7	Page	15	of	17
Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit
1.2	First Amendment to Securities Purchase Agreement, dated March 3, 2006, by and among Immediatek, Inc., Radical Holdings LP, Zach Bair and Paul Marin.

CUSIP No.	45252S 20 7	Page	16	of	17
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2006	RADICAL HOLDINGS LP, a Texas limited partnership
	By:	Radical Management LLC, a Texas limited liability company, its general partner

		By:	/s/ MARK CUBAN
		Name:	Mark Cuban
		Title:	President

RADICAL MANAGEMENT LLC, a Texas limited liability company
	By:	/s/ MARK CUBAN
	Name:	Mark Cuban
	Title:	President

RADICAL INVESTMENTS LP, a Delaware limited partnership
	By:	Radical Fund Management LLC, a Delaware limited liability company, its general partner

		By:	/s/ MARK CUBAN
		Name:	Mark Cuban
		Title:	President

RADICAL FUND MANAGEMENT LLC, a Delaware limited liability company
	By:	/s/ MARK CUBAN
	Name:	Mark Cuban
	Title:	President

CUSIP No.	45252S 20 7	Page	17	of	17

RADICAL INCUBATION LP, a Delaware limited partnership
By:	Radical Incubation Management LLC, a Delaware limited liability company, its general partner

	By:	/s/ MARK CUBAN
	Name:	Mark Cuban
	Title:	President

RADICAL INCUBATION MANAGEMENT LLC, a Delaware limited liability company
By:	/s/ MARK CUBAN
Name:	Mark Cuban
Title:	President

/s/ MARK CUBAN
Mark Cuban